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 **Vidoni Mixed Reality Learning**

 **Dartmouth College - The Tuck School of Business a...**

George Schwartz

Chair Of The Board Of Directors of Start Up Companies

Greater San Diego Area · 500+ connections · **Contact info**

About

In the past few years, I have co-founded and served as chairman of any number of startups in all sorts of industries across the country. Many of these companies are led by women entrepreneurs.
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Experience

 **Chairman Of The Board**
Vidoni Mixed Reality Learning · Contract
Aug 2019 – Present · 2 mos
Brooklyn, New York

 **Chairman Of The Board**
Orthopaedic Media Group
Oct 2018 – Present · 1 yr
San Diego, California

We provide marketing services for orthopaedic practices around the world.

 **Chairman Of The Board**
Bolthunter LLC
Mar 2019 – Present · 7 mos
Greater San Diego Area

Bolthunter assists in the management of a hospital's heart transplant unit by employing its proprietary software to monitor the location of its Vascular Auxiliary Devices (VADs).

 **Advisory Board Member**
Voi
Jan 2018 – Present · 1 yr 9 mos
San Francisco, California

Mental healthcare technology company. Please see review below by Bill Hudenko, CSO of Voi and previous CEO of Incente LLC, a company with which I worked, ultimately bought by Voi.

Director
Airspeed Equity
Mar 2017 – Present · 2 yrs 7 mos
San Diego, California

Technology development and funding for startups

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Dartmouth College - The Tuck School of Business at Dartmouth
Master of Business Administration (M.B.A.)
1974 – 1976

Vanderbilt University
BA, Mandarin Chinese, Magna cum laude; Phi Beta Kappa
1970 – 1974
Activities and Societies: Phi Beta Kappa

Freie Universität Berlin
International Business
1973 – 1973

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Volunteer Experience

Judge and panelist
Dartmouth College
Mar 2016 • 1 mo
Economic Empowerment

Judge at annual business plan competition.

Judge
Startup Weekend Education-San Diego
Mar 2016 • 1 mo
Education

Judge in business plan competition.

Speaker
Indian Startups
Mar 2017 – Present • 2 yrs 7 mos
Economic Empowerment

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Skills & Endorsements

Start-ups · 28

Endorsed by **Russell Pyne and 2 others who are highly skilled at this**

Endorsed by **2 of George's colleagues at Drexel Burnham Lambert**

Venture Capital · 25

Endorsed by **David Kopp 大卫·卡贝 and 3 others who are highly skilled at this**

Endorsed by **2 of George's colleagues at Drexel Burnham Lambert**

Mergers & Acquisitions · 21

Endorsed by **Steve Townes, who is highly skilled at this**

Endorsed by **2 of George's colleagues at Drexel Burnham Lambert**

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